JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920              Telefax:   (561)241-4943

May 20, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:   Catherine Brown

Re:

Real Value Estates, Inc. (the “Company”)

Preliminary Information Statement filed on Schedule 14(c)

Filed:  March 15, 2010

Dear Ms. Brown:

The following responses are filed in connection with the Commission’s comment letter dated April 1, 2010 with respect to the Company’s Information Statement.

1.

With respect to comment No. 1:

We have included the Company’s financial statements in the Preliminary Information Statement for the year ended May 31, 2010 and for the quarterly period ended February 28, 2010.  We have not provided the financial statements  for   Global Power and Water Industries, Inc. as this transaction has been terminated as reported on Form 8-k filed May 19, 2010.

2.

With respect to comment No. 2:

We have identified that both of the Company’s directors voted in favor of the Corporate Actions and set forth the number of shares owned by each director.

3.

With respect to comment No. 3:

All pages have been numbered in the Information Statement.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours, /s/ Jeffrey G. Klein Jeffrey G. Klein Counsel For Real Value Estates, Inc.